SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                            VOICEFLASH NETWORKS, INC.
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    92861T101
                                 (CUSIP Number)

                                Robert J. Kaufman
                              6401 Congress Avenue
                                    Suite 250
                            Boca Raton, Florida 33487
                          Telephone No.: (561) 994-3223
                          -----------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:
                                David Wells, Esq.
                                Hunton & Williams
                              1111 Brickell Avenue
                                   Suite 2500
                              Miami, Florida 33131


                               September 24, 2001
             (Date of Event Which Requires Filing of This Statement)

              If the filing person has previously filed a statement
              on Schedule 13G to report the acquisition that is the
                subject of this Schedule 13D, and is filing this
                 schedule because of Rule 13d-1(e), 13d-1(f) or
                    or 13d-1(g), check the following box [ ].

---------------------                              -------------------------
CUSIP No.  45844R105 |                13D          |    Page 2 of 8 Pages  |
           --------- |                             |                       |
----------------------                              ------------------------

---------- ---------------------------------------------------------------------
1.        | NAMES OF REPORTING PERSONS
          | I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          | The Robert J. Kaufman Grantor Retained Annuity Trust of 2002
---------- ---------------------------------------------------------------------
2.        | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)      |_|
          |                                                        (b)      |X|
---------- ---------------------------------------------------------------------
3.        | SEC USE ONLY
---------- ---------------------------------------------------------------------
4.        | SOURCE OF FUNDS
          | OO
---------- ---------------------------------------------------------------------
5.        | CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          | ITEMS 2(d) or 2(e)                                              |_|
---------- ---------------------------------------------------------------------
6.        | CITIZENSHIP OR PLACE OF ORGANIZATION
          | Florida
---------- ---------------------------------------------------------------------
              |    7. | SOLE VOTING POWER
NUMBER OF     |       | 1,150,000 shares of Common Stock*
              |-------- --------------------------------------------------------
 SHARES       |    8. | SHARED VOTING POWER
BENEFICIALLY  |       |   -0-
 OWNED BY     |-------- --------------------------------------------------------
EACH REPORTING|    9. | SOLE DISPOSITIVE POWER
 PERSON WITH  |       | 1,150,000 shares of Common Stock*
               -------  --------------------------------------------------------
              |   10. | SHARED DISPOSITIVE POWER
              |       |   -0-
----------------------- --------------------------------------------------------
11.       | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          | 1,150,000 shares of Common Stock*;
---------- ---------------------------------------------------------------------
12.       | CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          | SHARES                                                          |_|
---------- ---------------------------------------------------------------------
13.       | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          | 6.1% of Common Stock
---------- ---------------------------------------------------------------------
14.       | TYPE OF REPORTING PERSON
          |  OO
---------- ---------------------------------------------------------------------
* The reporting person expressly disclaims beneficial ownership of any shares other than the shares granted to the trust by Robert Kaufman. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

---------------------                              -------------------------
CUSIP No.  45844R105 |                13D          |    Page 3 of 8 Pages  |
           --------- |                             |                       |
----------------------                              ------------------------

---------- ---------------------------------------------------------------------
1.        | NAMES OF REPORTING PERSONS
          | I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          | Robert J. Kaufman
---------- ---------------------------------------------------------------------
2.        | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)      |_|
          |                                                        (b)      |X|
---------- ---------------------------------------------------------------------
3.        | SEC USE ONLY
---------- ---------------------------------------------------------------------
4.        | SOURCE OF FUNDS
          | PF
---------- ---------------------------------------------------------------------
5.        | CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          | ITEMS 2(d) or 2(e)                                              |_|
---------- ---------------------------------------------------------------------
6.        | CITIZENSHIP OR PLACE OF ORGANIZATION
          | United States
---------- ---------------------------------------------------------------------
              |    7. | SOLE VOTING POWER
NUMBER OF     |       | 1,425,000 shares of Common Stock*
              |-------- --------------------------------------------------------
 SHARES       |    8. | SHARED VOTING POWER
BENEFICIALLY  |       |   -0-
 OWNED BY     |-------- --------------------------------------------------------
EACH REPORTING|    9. | SOLE DISPOSITIVE POWER
 PERSON WITH  |       | 1,425,000 shares of Common Stock*
               -------  --------------------------------------------------------
              |   10. | SHARED DISPOSITIVE POWER
              |       |   -0-
----------------------- --------------------------------------------------------
11.       | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          |    1,425,000 shares of Common Stock*
---------- ---------------------------------------------------------------------
12.       | CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          | SHARES                                                          |_|
---------- ---------------------------------------------------------------------
13.       | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          |
          |      7.6% of Common Stock
---------- ---------------------------------------------------------------------
14.       | TYPE OF REPORTING PERSON
          |    IN
---------- ---------------------------------------------------------------------
* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record and the shares underlying the options owned of record by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

The Robert J. Kaufman GRAT of 2002, a Florida Grantor Retained Annuity Trust (the "GRAT"), and Robert J. Kaufman ("Kaufman") (the GRAT and Kaufman are sometimes collectively referred to herein as the "Reporting Persons") hereby make this joint filing statement on Schedule 13D (this "Schedule 13D") to report the beneficial ownership of shares of common stock, par value $0.001 per share (the "Common Stock"), of VoiceFlash Networks, Inc., a Florida corporation (the "Issuer"). As described in this Schedule 13D, Kaufman is joining the GRAT in filing this Schedule 13D because, as the trustee and life income beneficiary of the GRAT, Kaufman may be deemed to indirectly beneficially own the shares of Common Stock that are directly beneficially owned by the GRAT. The GRAT expressly disclaims beneficial ownership of any shares other than the shares granted to the trust by Kaufman. Kaufman expressly disclaims beneficial ownership of any shares other than the shares owned of record and the shares underlying the options owned of record by him. The filing of this Schedule 13D shall not be deemed to be an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

Item 1.      Security and Issuer.

         The class of equity securities to which this Schedule 13D relates are the Common Stock par value $0.001 per share. The principal executive offices of the Issuer are located at 6401 Congress Avenue, Suite 250, Boca Raton, Florida 33487.

Item 2.      Identity and Background.

         (a) The persons filing this schedule are The Robert J. Kaufman GRAT and Robert J. Kaufman.

         While the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Act, the Reporting Persons disclaim that any such group exists.

         The following are the trustees (the "Trustees" and collectively with the Reporting Persons, the "Subject Persons") of the GRAT: Robert Kaufman and Linda Kaufman.

         (b) The business address of each of the Reporting Persons is 6401 Congress Avenue Suite 250, Boca Raton, Florida 33487.

         (c) The GRAT was established for the benefit of its beneficiaries. Kaufman is the Chief Executive Officer and President of VoiceFlash Networks, located at 6401 Congress Avenue Suite 250, Boca Raton, Florida 33487.

         (d) During the past five years, none of the Subject Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Subject Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The GRAT was established under the laws of Florida. Kaufman and the Trustees are each citizens of the United States of America.


Item 3.      Source and Amount of Funds or Other Consideration.

         Pursuant to an Employment Agreement, dated as of September 24, 2001, between Kaufman and the Issuer and a Stock Purchase and Sale Agreement, dated as of September 24, 2001, between Kaufman and the Issuer, Kaufman agreed to purchase from the Issuer 1,000,000 shares of Common Stock for the aggregate sum of $160,000, of which $10,000 was payable on September 24, 2001 and the balance of which was payable in the form of a promissory note. The promissory note was payable either in money or in the performance of services to the Issuer.

         Pursuant to an Employment Agreement, dated as of September 24, 2001, between Kaufman and the Issuer and a Restricted Stock Purchase Agreement, dated as of September 24, 2001, between Kaufman and the Issuer, Kaufman agreed to purchase from the Issuer 450,000 shares of Common Stock for the aggregate sum of $72,000, of which $4,500 was payable on September 24, 2001 and the balance of which was payable in the form of a promissory note. The promissory note was payable either in money or in the performance of services to the Issuer. Of these 450,000 shares, 150,000 vested in Kaufman's ownership on September 24, 2001; 150,000 vested in Kaufman's ownership on September 24, 2002; and 150,000 are scheduled to vest in Kaufman's ownership on September 24, 2003.

         Pursuant to the Issuer's authority under the 1999 Stock Option Plan, the Issuer, on March 7, 2002, granted Kaufman the right to purchase 250,000 shares of Common Stock at $.26 per share. The options vest and are exercisable:
(i) 50% as of September 7, 2002; and (ii) 50% as of September 7, 2003. The purchase rights represented by the options may be exercised by Kaufman until the sooner of March 7, 2012 or one year after Kaufman's employment with the Issuer terminates.

         On July 17, 2002, Kaufman transferred 1,150,000 shares of Common Stock of the Issuer to Robert Kaufman and Linda Kaufman as Trustees of the GRAT.

         As a result, the GRAT is the direct beneficial owner of 1,150,000 shares of Common Stock of the Issuer, such securities representing approximately 6.1% of the outstanding shares of the Common Stock of the Issuer. Kaufman is the direct beneficial owner of 275,000 shares of Common Stock of the Issuer (this number is comprised of the 150,000 shares of stock that vested in Kaufman's ownership on September 24, 2002 and the options to purchase 125,000 shares of Common Stock that vested in Kaufman's ownership on September 7, 2002), such securities representing approximately 1.5% of the outstanding shares of Common Stock of the Issuer, and as the trustee and life income beneficiary of the GRAT, Kaufman may be deemed to indirectly beneficially own the shares of Common Stock that are directly beneficially owned by the GRAT. Thus, Kaufman may be deemed to beneficially own 1,425,000 shares of Common Stock of the Issuer (this number is comprised of the 1,000,000 shares granted to Kaufman under the employment agreement, the 300,000 shares that have already vested in Kaufman's ownership purchased pursuant to the Restricted Stock Purchase Agreement, and the options to purchase 125,000 shares of Common Stock that vested in Kaufman's ownership on September 7, 2002), such securities representing approximately 7.6% of the outstanding shares of the Common Stock of the Issuer.

Item 4.      Purpose of Transaction.

         The GRAT owns 1,150,000 shares of Common Stock, or 6.1% of the Outstanding Common Stock of the Issuer. Kaufman beneficially owns 275,000 shares of Common Stock (or 1,425,000 shares of Common Stock if the 1,150,000 shares of Common Stock owned by the GRAT are included), or 1.5% of the outstanding Common Stock of the Issuer (or 7.6% of the outstanding Common Stock of the Issuer if the 1,150,000 shares of Common Stock owned by the GRAT are included). The Reporting Persons' purpose in acquiring the shares of Common Stock reported in
Item 5(a) hereof is for investment purposes.

         Except as set forth above, the Reporting Persons do not have any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (iii) a sale or transfer of a material amount of assets of the Issuer; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5.      Interest in Securities of the Issuer.

         (a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 1,425,000 shares, representing 7.6% of the shares of Common Stock outstanding, as represented to Kaufman by the Issuer. The GRAT directly beneficially owns 1,150,000 of such shares. Kaufman directly beneficially owns 275,000 shares of Common Stock to which this Schedule 13D relates and may indirectly beneficially own the 1,150,000 of shares owned directly by the GRAT.

         (b) Kaufman has voting and dispositive power with regard to the shares of Common Stock held by him. [Trustees] have voting and dispositive power with regard to the shares of Common Stock held by the GRAT. Under the terms of the trust, Kaufman has the right to acquire the shares of Common Stock held by the GRAT and to substitute other property of equivalent value at the time of such substitution. Therefore, Kaufman may be deemed to be the beneficial owner of such shares of Common Stock.

         (c) During the past 60 days, Kaufman acquired the stock options identified in Item 3 hereof. Kaufman also transferred 1,150,000 shares of Common Stock to the GRAT.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         From time to time, there may be transfers of shares of Common Stock between the Reporting Persons. Such transfers have no effect on the beneficial ownership of the Reporting Persons described herein, and pursuant to such transfers, no person other than Kaufman or the trustee of the GRAT can obtain voting power or dispositive power over the shares of Common Stock.

         There are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, or between the Reporting Persons and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.      Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement

                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date:  September 24, 2002                               /s/Robert J. Kaufman
                                                           ---------------------
                                                           Robert J. Kaufman


Date:  September 24, 2002                               /s/Robert J. Kaufman
                                                           ---------------------
                                                           Robert J. Kaufman
                                                           Trustee

Date:  September 24, 2002                               /s/Robert J. Kaufman
                                                           ---------------------
                                                           Linda Kaufman
                                                           Trustee

                       EXHIBIT A - JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons names below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D, including amendments thereto, with regard to the common stock of VoiceFlash Networks, Inc., a Florida corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Joint Filing Agreement as of the 24th day of September, 2002.


Date:  September 24, 2002                               /s/Robert J. Kaufman
                                                           ---------------------
                                                           Robert J. Kaufman


Date:  September 24, 2002                               /s/Robert J. Kaufman
                                                           ---------------------
                                                           Robert J. Kaufman
                                                           Trustee

Date:  September 24, 2002                               /s/Linda Kaufman
                                                           ---------------------
                                                           Linda Kaufman
                                                           Trustee